                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*



                 CoolSavings, Inc. (f/k/a coolsavings.com inc.)
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                                (Name of Issuer)



                         Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)



                                   216485 10 2
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                      (CUSIP Number of Class of Securities)



                              Guy R. Friddell, III
                  Executive Vice President and General Counsel
                          Landmark Communications, Inc.
                             150 W. Brambleton Ave.
                             Norfolk, VA 23510-2075
                                 (757) 446-2035
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 20, 2002
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                          (Date of Event which Requires
                            Filing of this Schedule)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                                  SCHEDULE 13D

----------------------------                     -------------------------------
CUSIP No.      216485 10 2                       Page 2 of 6 Pages
----------------------------                     -------------------------------

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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Landmark Communications, Inc.

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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            WC

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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Virginia

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                         7      SOLE VOTING POWER

                                10,807,798/1/

                     -----------------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   159,489,738/1/
  OWNED BY
    EACH             -----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                10,807,798/1/

                      ----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                159,489,738

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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        170,297,536/1/

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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        85.8%/2/

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  14    TYPE OF REPORTING PERSON*

        CO

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/1/ See Items 3 through 6 of this Statement (as defined below).

/2/ For purposes of Rule 13d-3(d)(1)(i) under the Exchange Act (as defined below), the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon (1) the conversion of 13 million shares of currently outstanding and convertible CoolSavings, Inc. Series C Preferred Stock and (2) the exercise of 8,711,009 currently outstanding and exercisable options to purchase Common Stock. If such reserved shares of Common Stock were to be issued, Landmark Communications, Inc. would beneficially own 77.3% of the total outstanding Common Stock.

                                  SCHEDULE 13D

----------------------------                     -------------------------------
CUSIP No.      216485 10 2                       Page 3 of 6 Pages
----------------------------                     -------------------------------

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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Landmark Ventures VII, LLC

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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            WC

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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

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                         7      SOLE VOTING POWER

                                0

                     -----------------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   159,489,738
  OWNED BY
    EACH             -----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0

                      ----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                159,489,738/1/

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        159,489,738/1/

--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        85.0%/2/

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  14    TYPE OF REPORTING PERSON*

        OO

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/1/ See Items 3 through 6 of this Statement (as defined below).

/2/ For purposes of Rule 13d-3(d)(1)(i) under the Exchange Act, the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock that have been reserved for issuance upon (1) the conversion of 13 million shares of currently outstanding and convertible CoolSavings, Inc. Series C Preferred Stock, (2) the exercise of 8,711,009 currently outstanding and exercisable options to purchase Common Stock and
    (3) the exercise by Landmark Communications, Inc. of its right to acquire 10,807,798 shares of Common Stock pursuant to the Warrant (defined infra). If such reserved shares of Common Stock were to be issued, Landmark Ventures VII, LLC would beneficially own 72.4% of the total outstanding Common Stock.

Introductory Note

     This Amendment No. 5 (as defined herein) is being filed by Landmark Communications, Inc. and Landmark Ventures VII, LLC (collectively, the "Reporting Persons") to update the Amended Statement (as defined herein). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Statement. Please refer to the Amended Statement for a detailed description of the corporate structure and affiliations of the Reporting Persons.

Item 1.  Security and Issuer.

     Item 1 is hereby amended by deleting the first two sentences and inserting the following:

     This Amendment No. 5 to Schedule 13D ("Amendment No. 5") relates to shares of Common Stock, with $0.001 par value per share (the "Common Stock"), of CoolSavings, Inc., a Delaware corporation (f/k/a coolsavings.com inc., a Michigan corporation) (the "Issuer"). This amendment amends the initial statement on Schedule 13D filed by the Reporting Persons on August 9, 2001 (the "Initial Statement"), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 30, 2001, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on December 28, 2001, Amendment No. 3 to Schedule 13D filed by the Reporting Persons on April 19, 2002, and Amendment No. 4 to
Schedule 13D filed by the Reporting Persons on October 31, 2002 (the "Amended Statement" and, collectively with this Amendment No. 5, the "Statement").

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by inserting the following at the end of Item 3:

     On December 20, 2002, Ventures exercised a Shortfall Purchase Option under the Purchase Agreement and acquired an additional 60,967,777 shares of Series B Preferred Stock. The aggregate exercise price for such shares of Series B Preferred Stock was $9,474,392.58, which Ventures paid to the Issuer by applying (at Landmark's direction) the entire amount then outstanding under the Grid Note against such aggregate exercise price.

     Except as otherwise described above, the source of funds for the above transactions was and will be the working capital of the Reporting Persons.

Item 5.  Interest in Securities of the Issuer.

     Section (a) of Item 5 is hereby amended and restated in its entirety as follows:

     (a) Landmark may be deemed to have beneficial ownership over 170,297,536 shares of Common Stock through its ownership of the Warrant (defined below) and its ownership of and control over Ventures, which owns 148,600,102 shares of Series B Preferred Stock and 10,889,636 shares of Common Stock.

     If (i) Landmark exercised its right to acquire 10,807,798 shares of Common Stock pursuant to the Warrant, and (ii) Ventures exercised its right to convert its shares of Series B Preferred Stock into 148,600,102 shares of Common Stock, Landmark and Ventures would beneficially own, for the purposes of Rule 13d-3(d)(1)(i) under the Exchange Act, 85.8% and 85.0%, respectively, of the Issuer. These ownership percentages do not take into account shares of Common Stock that have been reserved for issuance upon (1) the conversion of 13 million shares of currently outstanding and convertible Series C Preferred Stock of the Issuer, (2) the exercise of 8,711,009 currently outstanding and exercisable options to purchase Common Stock and (3) in the case of Ventures' ownership percentage, the exercise by Landmark of its right to acquire 10,807,798 shares of Common Stock pursuant to the Warrant. If such reserved shares of Common Stock were issued in full, Landmark and Ventures would beneficially own 77.3% and 72.4%, respectively, of the total outstanding Common Stock.

     Except as disclosed in this Item 5(a), as of the date hereof, neither of the Reporting Persons beneficially owns, nor, to the best of their knowledge, does any of their directors or executive officers beneficially own, any shares of Common Stock.

     Section (b) of Item 5 is hereby amended and restated in its entirety as follows:

     Landmark owns a warrant (the "Warrant") which entitles Landmark to purchase 10,807,798 shares of Common Stock from the Issuer. If the Warrant were exercised, Landmark or its transferees would possess the sole power to vote or dispose of such shares of Common Stock. Ventures owns 148,600,102 shares of Series B Preferred Stock and 10,889,636 shares of Common Stock, over which the Reporting Persons may be deemed to share voting and/or dispositive power.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2002            LANDMARK COMMUNICATIONS, INC.

                                    By: /s/ Guy R. Friddell, III
                                        --------------------------------
                                    Name:   Guy R. Friddell, III
                                    Title:  Executive Vice President and
                                            General Counsel



Dated: December 23, 2002            LANDMARK VENTURES VII, LLC

                                    By: /s/ Richard A. Fraim
                                        ----------------------------------------
                                    Name:   Richard A. Fraim
                                    Title:  Vice President, Treasurer, Secretary